UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

Matrixx Initiatives, Inc.
(Name of Subject Company (Issuer))

Wonder Holdings, Inc.
(Name of Filing Person — Offeror)
Wonder Holdings Acquisition Corp.
(Name of Filing Person — Offeror)
H.I.G. Bayside Debt & LBO Fund II, L.P.
H.I.G. Bayside Advisors II, LLC
H.I.G.-GPII, Inc.
Sami W. Mnaymneh
Anthony A. Tamer
(Name of Filing Persons — Other)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

57685L105
(CUSIP Number of Class of Securities)

Brian Schwartz
1450 Brickell Avenue
31st Floor
Miami, Florida 33131
(305) 379-2322
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

James S. Rowe, Esq.
Michael H. Weed, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654
Telephone: (312) 862-2000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$75,542,928	$5,386.21
(1)	Estimated for purposes of calculating the filing fee only. The valuation was estimated by multiplying the offer price of $8.00 per share by 9,442,866 shares of Matrixx Initiatives, Inc. common stock outstanding.

(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,388	Filing Party:	Wonder Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	December 22, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relating to the tender offer by Wonder Holdings, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Wonder Holdings Acquisition Corp., a Delaware corporation (the “Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Matrixx Initiatives, Inc., a Delaware corporation (“Matrixx”), including the associated rights issued pursuant to the Rights Agreement, dated as of July 22, 2002, between Matrixx and Registrar and Transfer Company, as such agreement may be amended from time to time (the shares of the common stock of Matrixx, together with the associated rights, collectively referred to as “Shares”), at a price of $8.00 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated December 22, 2010 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”
     All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Items 1 though 9 and 11
     Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:
     On February 1, 2011, Purchaser extended the expiration of the Offer until 5:00 p.m., New York City time, on February 4, 2011. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on January 31, 2011. The depositary for the Offer has advised that, at 5:00 p.m., New York City time, on January 31, 2011, a total of approximately 2,597,791 Shares (including Shares that had been tendered pursuant to notices of guaranteed delivery), which represent approximately 27.5% of the outstanding Shares, had been tendered and not withdrawn.
     The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(K) and is incorporated herein by reference.
Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
     (a)(1)(K)      Press Release issued by H.I.G. Capital, LLC on February 1, 2011

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 1, 2011

WONDER HOLDINGS, INC.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

WONDER HOLDINGS ACQUISITION CORP.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P. By: H.I.G. Bayside Advisors II, LLC Its: General Partner By: H.I.G.-GPII, Inc. Its: Manager
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC By: H.I.G.-GPII, Inc. Its: Manager
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

H.I.G.-GPII, INC.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

SAMI W. MNAYMNEH
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

ANTHONY A. TAMER
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 22, 2010.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Summary Advertisement as published on December 22, 2010 in the New York Times.*
(a)(1)(G)	Joint Press Release issued by H.I.G. Capital, LLC and Matrixx Initiatives, Inc. on December 22, 2010.*
(a)(1)(H)	Joint Press Release issued by H.I.G. Capital, LLC and Matrixx Initiatives, Inc. on December 29, 2010.*
(a)(1)(I)	Press Release issued by H.I.G. Capital, LLC on January 19, 2011.*
(a)(1)(J)	Press Release issued by H.I.G. Capital, LLC on January 28, 2011.*
(a)(1)(K)	Press Release issued by H.I.G. Capital, LLC on February 1, 2011.
(a)(5)(A)	Complaint dated January 7, 2011, filed in the Superior Court of the State of Arizona, County of Maricopa, captioned Schneider v. Hemelt et al.*
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of December 14, 2010, among Matrixx Initiatives, Inc., Wonder Holdings Acquisition Corp. and Wonder Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Matrixx Initiatives, Inc. with the Securities and Exchange Commission on December 14, 2010).*
(d)(2)	Exclusivity and Confidentiality Agreement, dated as of March 26, 2010, between Matrixx Initiatives, Inc. and H.I.G. Middle Market LLC.*
(d)(3)	Limited Guarantee, dated as of December 14, 2010, made by H.I.G. Bayside Debt & LBO Fund II, L.P. in favor of Matrixx Initiatives, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Matrixx Initiatives, Inc. with the Securities and Exchange Commission on December 14, 2010).*
(d)(4)	Equity Commitment Letter, dated as of December 14, 2010, from H.I.G. Bayside Debt & LBO Fund II, L.P. to Wonder Holdings Acquisition Corp.*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.